787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 12, 2011

VIA E-MAIL AND EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Funds II
BlackRock Intermediate Government Bond Portfolio (Acquiring Fund), a series of
BlackRock Funds II, with respect to its proposed reorganization with BlackRock
Government Income Portfolio, also a series of BlackRock Funds II (Target Fund)
(Securities Act File No. 333-173239)

Dear Mr. Ganley:

This letter responds to one of the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned on April 29, 2011 regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by BlackRock Intermediate Government Bond Portfolio (the “Acquiring Fund” or a “Fund”), a series of BlackRock Funds II (the “Registrant”), of all of the assets of BlackRock Government Income Portfolio, also a series of BlackRock Funds II (the “Target Fund” or a “Fund”) in exchange for the assumption of certain stated liabilities of the Target Fund and shares of the Acquiring Fund (the “Reorganization”).

For your convenience, the substance of the Staff’s comment has been restated below. The Registrant’s response to the comment is set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:	Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response: The following is an analysis regarding the accounting and performance survivor in connection with the Reorganization. The analysis is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial

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John Ganley, Esq.

May 12, 2011

reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”), regarding accounting survivors, as well as on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The Staff in the NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting and performance surviving entity:1

Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure. Both Funds are currently advised by BlackRock Advisors, LLC (“BlackRock Advisors”) and sub-advised by BlackRock Financial Management, Inc. (“BRFM”), an affiliate of BlackRock Advisors. Both the Target Fund and the Acquiring Fund are managed by the same portfolio managers, Matthew Marra and Eric Pellicciaro. Messrs. Marra and Pellicciaro have each served as a portfolio manager for the Acquiring Fund since 2006 and 2009, respectively, and as a portfolio manager for the Target Fund since 2009 and 2004, respectively. BlackRock Advisors and BRFM will continue to serve as the investment adviser and sub-adviser, respectively, to the Acquiring Fund following the Reorganization (the “Combined Fund”), and Messrs. Marra and Pellicciaro are expected to continue to be the portfolio managers of the Combined Fund following the Reorganization. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund. Both Funds have identical investment objectives and employ substantially similar principal strategies in achieving their objectives (although there are some differences, as noted below). Consistent with the flexibility permitted by each Fund’s investment strategies, the portfolio management team is in general currently managing the Funds in a substantially similar manner. As of September 30, 2010, 93% of the Target Fund’s assets were invested in securities that were also held by the Acquiring Fund, and 90% of the Acquiring Fund’s assets were invested in securities that were also held by the Target Fund. The portfolio managers of the Acquiring

[1]

The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.”

John Ganley, Esq.

May 12, 2011

Fund do not expect to sell portfolio assets of the Target Fund in preparation for the Reorganization. As of March 31, 2011, the effective duration of the Acquiring Fund was 3.74 years, while the effective duration of the Target Fund was 3.66 years. As of March 31, 2011, the Funds’ sector allocations were generally similar, except that the Acquiring Fund had a smaller allocation to Treasury securities than the Target Fund (37.1% vs. 46.3%) and a smaller allocation to commercial mortgage-backed securities than the Target Fund (1.6% vs. 4.6%). This factor is neutral in determining the identity of the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The investment objectives of the Funds are identical. Each Fund has an investment objective to seek to maximize total return, consistent with income generation and prudent investment management. The investment objective of each Fund is non-fundamental. The Combined Fund will have the investment objective of the Acquiring Fund.

While both Funds invest at least 80% of their assets in bonds that are issued or guaranteed by the U.S. Government and its agencies, there are certain differences in the way that they are managed. The Combined Fund will be managed in accordance with the investment strategies and the policies and restrictions of the Acquiring Fund. Certain significant differences between the Funds’ principal investment strategies are:

•

The Target Fund invests primarily in the highest rated government and agency bonds in the 10 to 15 year maturity range and in mortgages guaranteed by the U.S. Government and its agencies, while the Acquiring Fund does not have a maturity range for its holdings and does not state that it will invest primarily in mortgages guaranteed by the U.S. Government and its agencies.

•

The Target Fund normally attempts to have a duration comparable to its benchmark (the customized benchmark comprised of the Barclays Capital Mortgage-Backed Securities Index (50%) and the B of A Merrill Lynch 10-Year Treasury Index (50%)), while the Acquiring Fund maintains an average portfolio duration that is within ±20% of its benchmark (the Barclays Capital Intermediate Government Index). As of March 31, 2011, the Target Fund’s effective duration was 3.66 years and the Acquiring Fund’s effective duration was 3.74 years. As of March 31, 2011, each Fund’s benchmark had the same effective duration of 4.22 years. Upon the closing of the Reorganization the Acquiring Fund will change its benchmark to the Barclays Capital U.S. Government/Mortgage Index and the Combined Fund will maintain an average portfolio duration that is within ±20% of that benchmark. As of March 31, 2011, the average duration of the Barclays Capital U.S. Government Mortgage Index was 4.75 years.

•

The Target Fund does not have a stated policy regarding average maturity (other than investing primarily in bonds in the 10 to 15 year maturity range), while the Acquiring Fund maintains a dollar-weighted average maturity between 3 and 10 years. As of March 31, 2011, the Target Fund’s weighted average life was 6.31 years and the Acquiring Fund’s weighted average life was 6.00 years.

John Ganley, Esq.

May 12, 2011

•	While the Acquiring Fund may invest up to 10% of its assets in non-dollar denominated bonds of issuers located outside of the United States, the Target Fund has no comparable strategy.

•

While both Funds may buy or sell options or futures on a security or index of securities, or enter into credit default swaps and interest rate or foreign currency transactions, including swaps (collectively, commonly known as derivatives), the Acquiring Fund uses derivatives as a principal strategy while the Target Fund uses derivatives as a non-principal strategy.

The similarities and differences in the principal investment strategies of each Fund are highlighted in the Registration Statement under “Summary – Investment Objectives and Principal Investment Strategies – Comparison of the Target Fund and the Acquiring Fund.” The Funds have identical fundamental investment restrictions.

When the Target Fund commenced operations in 1994, it was managed with a longer duration than the Acquiring Fund. Over time the effective durations of the Funds have become more similar, in line with government bond funds generally. Because the Combined Fund will follow the Acquiring Fund’s investment policies and strategies, this factor favors the Acquiring Fund as the accounting and performance survivor.

Expense Structure: The expense structure of the Combined Fund will be that of the Acquiring Fund, since all of its contracts with service providers will remain in place following the Reorganization. The Funds have identical management fees. As indicated in the Registration Statement under “Summary – Background and Reasons for the Reorganization,” assuming the Reorganization had taken place on September 30, 2010 (the most recent fiscal year end for each Fund), the Combined Fund would have, on a pro forma basis, (i) total annual fund operating expenses for each of its share classes that are expected to be lower than those of the corresponding share classes of the Target Fund prior to the Reorganization, as of September 30, 2010, except for Service shares; (ii) net annual fund operating expenses for each of its share classes that are expected to be lower than those of the corresponding share classes of the Target Fund prior to the Reorganization as of such date, after taking into account applicable contractual fee waivers and/or expense reimbursements that BlackRock Advisors has agreed to continue or implement for certain classes for a certain period of time following the closing of the Reorganization, except in the case of Investor B, Investor C and BlackRock shares; and (iii) net annual fund operating expenses for each of its share classes that are expected to be same as or lower than those of the corresponding share classes of the Target Fund prior to the Reorganization as of such date, after excluding the effect of certain fees and expenses and after giving effect to both all applicable contractual fee waivers and/or expense reimbursements that BlackRock Advisers has agreed to continue or implement for certain classes for a certain period of time following the closing of the Reorganization and certain voluntary waivers and/or expense reimbursements.

Because the Combined Fund will have the Acquiring Fund’s expense structure, this factor favors the Acquiring Fund as the accounting and performance survivor.

John Ganley, Esq.

May 12, 2011

Asset Size: As of September 30, 2010, the Target Fund had net assets of approximately $1.07 billion, while the Acquiring Fund had net assets of approximately $523 million. This factor favors the Target Fund as the accounting and performance survivor.

Additional Factors

The ICI White Paper states that the age of the portfolios and the surviving fund’s board of directors are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

Age of Funds: Both Funds have more than 10 years of performance history. The Target Fund commenced operations on October 3, 1994, while the Acquiring Fund commenced operations on April 20, 1992.

As noted above, when the Target Fund commenced operations it was managed to have a longer effective duration than the Acquiring Fund, but over time the Funds’ effective durations have become more similar, along with government bond funds generally.

Since the Acquiring Fund was not newly created, this factor favors the Acquiring Fund as the accounting and performance survivor.

Board Composition: Both Funds are series of the Registrant and as a result have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

Conclusion

As the acquiring fund, the Acquiring Fund will be the legal survivor in the Reorganization. The Registrant believes that the Acquiring Fund is also the appropriate accounting and performance survivor in the Reorganization. While the Funds are very similar in terms of portfolio management and portfolio composition, the Funds differ with respect to certain investment policies and strategies, and the Combined Fund will follow the Acquiring Fund’s policies and strategies after the Reorganization. The expense structure of the Combined Fund after the Reorganization will be that of the Acquiring Fund. While the Target Fund is larger than the Acquiring Fund, the Registrant does not believe that the difference in size is enough to lead to the conclusion that the Target Fund should be the accounting and performance survivor.

For these reasons, the Registrant believes that current and future shareholders of the Combined Fund will consider the Acquiring Fund’s performance history more relevant to their investment decisions than that of the Target Fund, and therefore believes that the Acquiring Fund should be the accounting and performance survivor in the Reorganization.

* * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8294.

Sincerely,

John Ganley, Esq.

May 12, 2011

/s/ Maria Gattuso
Maria Gattuso

cc:	Ben Archibald, Esq., BlackRock Advisors , LLC
Aaron Wasserman, Esq., BlackRock Advisors, LLC
Margery Neale, Esq., Willkie Farr & Gallagher LLP